

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2017

Julio A. Torres
Chief Executive Officer
Andina II Holdco Corp.
250 West 57th Street Suite 2223
New York, NY 10107

> **Re:** **Andina II Holdco Corp.**
> **Registration Statement on Form S-4**
> **Filed November 22, 2017**
> **File No. 333-221723**

Dear Mr. Torres:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the Merger Proposal comprises both the Redomestication Merger and the Transaction Merger. Please provide us with your analysis as to why you are not required to unbundle these two mergers into two different proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A.

2.   We note that your registration statement is limited to issuances of Holdco common stock. Please revise your registration statement to also register the issuance of Holdco warrants to Andina public warrant holders that would occur in connection with the Redomestication Merger or tell us how such warrants will be converted into

Holdco warrants that entitle the holder to purchase one half of one Holdco Share absent registration, as you state on page 163.

Proxy Statement/Prospectus/Information Statement Cover Page

3.	Please revise to disclose ranges or estimates of potential adjustments to the cash consideration that may be issued to Lazydays at closing or refer readers to the detail you provide on page 13 regarding your escrow provisions.

Questions and Answers about the Proposals, page 4

What happens if the Mergers are not consummated?, page 8

4.	Please revise to clarify, if true, that Andina may amend its amended and restated memorandum and articles of association to extend its business combination deadline without limitation. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state why. Please add similar clarification elsewhere in your filing where you mention the February 1, 2018 deadline.

Summary of the Proxy Statement/Prospectus/Information Statement, page 11

The Merger Proposal, page 13

5.	Please revise to disclose an estimate of the amount that each Stockholder will receive on a per share basis of the 2,857,143 Holdco shares and $85,000,000 in cash, taking into account the adjustments you disclose here using assumptions as of a recent date.

Selected Historical Financial Information, page 23

6.	Please disclose cash dividends declared in Lazy Days' R.V. Center, Inc.'s table of financial data. Refer to Instruction 2 of Item 301 of Regulation S-K.

Risk Factors, page 27

Risks Related to the Business Combination, page 44

7.	Please add a risk factor in which you discuss the risks attendant to the Andina board's decision not to obtain a third party valuation of Lazydays or a fairness opinion relating to the consideration in the Merger Transaction in connection with its approval of the business combination.

The Merger Proposal, page 57

Structure of the Mergers, page 57

8.   Please include an organizational chart depicting your structure after the
        redomestication and prior to the acquisition, and then after consummation of the
        acquisition.

Background of the Mergers, page 58

9.   In a Form 425 that Andina Acquisition Corp. II filed on November 27, 2017 (and in
        various other public disclosures), Andina states that EarlyBirdCapital, Inc. "is
        assisting Andina in connection with the proposed Business Combination, for which
        [EarlyBirdCapital] will receive a fee." Please expand this section to describe
        EarlyBirdCapital's role in the merger process, including the nature of the services
        provided and the amount of the fee that Andina will pay to EarlyBirdCapital. Please
        also address the inherent conflicts of interest of EarlyBirdCapital, as a result of the
        interests they hold in Andina and their intent to vote in favor of the transaction.

10.   Revise to provide further detail on why each of Company A and Company B
        mutually terminated negotiations with Andina. For example, identify the specific
        terms upon which the parties could not agree.

11.   Please provide additional context around Craig-Hallum contacting Andina regarding
        Lazydays in June 2017. Disclose the nature and extent of Andina's prior
        communications or contact with Craig-Hallum, if any. The added disclosure should
        clarify, to the extent possible, how Craig-Hallum might have known to contact
        Andina regarding a U.S.-based RV company despite Andina's focus on companies in
        Latin America.

12.   Elaborate upon Andina's engagements of Craig-Hallum as financial advisor and
        Marcum to conduct a quality of earnings analysis. In doing so, please explain why
        they were retained and what analyses they performed, if any. If a report, opinion or
        appraisal was prepared by either party, please also provide the disclosure required
        pursuant to Item 1015(b) of Regulation M-A.

13.   Please include more detailed disclosure regarding the negotiations surrounding the
        material terms of the merger agreement. For example, disclose how the parties
        negotiated key deal terms such as price, how the final terms were reached, and which
        party suggested the consideration upon which the parties ultimately agreed.

14.   Given the interests in the transaction of B. Luke Weil, which you describe elsewhere, disclose what consideration, if any, was given to excluding him from the Board's consideration of the transactions.

15.   Expand your disclosure to explain how Andina selected the PIPE Investment as the vehicle through which it would raise capital for the Lazydays acquisition. State whether Andina considered any alternative financing arrangements, and, if so, why Andina ultimately determined to pursue the PIPE Investment.

Andina's Board of Directors' Reasons for Approval of the Business Combination, page 61

16.   Please provide further detail as to why the Andina board considered Lazydays to be a "premier RV Dealership" with an "iconic, industry-leading," "nationally recognized" brand.

17.   Elaborate upon the industry analysis, analysis of Lazydays' existing business model, historical and projected financial results and the valuation analysis conducted so that shareholders can appreciate how the Board determined that the business combination is in the best interests of Andina's shareholders. With respect to the projected financial results of Lazydays, please disclose such projections or tell us why they are not material.

18.   If there were any material factors that weighed against recommending the business combination, please revise your disclosure to acknowledge them.

Anticipated Material Federal Income Tax Consequences of the Business Combination to Andina and Its Securityholders, page 64

19.   Please provide an opinion of counsel as to the material tax consequences of the Redomestication Merger, or alternatively explain to us why no such opinion is required. Refer to Item 601(b)(8) of Regulation S-K, as well as the guidance contained in Section III.A of Staff Legal Bulletin No. 19. We note in that regard your disclosure on page 66 that the Redomestication Merger should qualify as a Section 368(a) reorganization and should therefore not impact the tax basis of an Andina security holder.

20.   Please explain your references in this section to "Holdco rights." The balance of the disclosure in your filing appears to indicate that Andina rights will be automatically exchanged for Holdco common stock upon consummation of the Redomestication Merger.

Unaudited Pro Forma Condensed Combined Financial Information, page 84

Basis of Pro Forma Presentation, page 85

21.   In the final paragraph of page 85 and the subsequent tabular disclosure, you provide
        post-combination share ownership percentages for Andina stockholders, Lazydays
        stockholders, and PIPE investors under zero redemption and maximum redemption
        scenarios. Please expand this disclosure to specify how much of Andina's post-
        combination Holdco ownership is attributable to the public Andina shareholders, and
        how much is attributable to the initial Andina founders and to EarlyBirdCapital.
        Please provide similar disclosure in the Questions and Answers section.

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended
August 31, 2017, page 89

22.   Referencing authoritative literature, please explain why your treatment of convertible
        preferred stock and related dividends, warrants underlying PIPE Investment, Andina
        warrants underlying public shares and unit purchase options in your calculation of pro
        forma diluted earnings per share for the nine months ended August 31, 2017 and
        twelve months ended November 30, 2016 is correct. Please also explain why the last
        paragraph on page 92 is accurate in light of the calculated pro forma diluted per share
        amounts.

Comparison of Corporate Governance and Shareholder Rights, page 105

23.   You state in the introductory paragraph of this section that the summary chart outlines
        important differences in the shareholder rights "associated with each of Andina and
        Holdco according to applicable law and/or the organizational documents of Andina
        and Holdco" (emphasis added). It appears that the disclosure in the chart is largely
        limited to a general discussion of shareholder rights under Cayman Islands versus
        Delaware law. Please expand the disclosure to highlight the material differences
        between the rights that shareholders of Andina and Lazydays currently have under the
        organizational documents of those companies and the rights that they will have under
        the Holdco organizational documents if all proposals are approved. Refer to Item
        4(a)(4) of Form S-4.

The PIPE Proposal, page 114

24.   On page 115, you state that the purchasers of Series A Preferred Stock will be entitled
        to a right of first refusal to provide funding for "certain debt financings." Please
        disclose the material terms that govern the right of first refusal, including the types of
        debt financings that may be subject to the right. Please also expand the risk factor on

page 49 titled "The holders of the Series A Preferred Stock must consent . . . " to address the material risks associated with the right of first refusal.

25.   Disclose the consequences if shareholders do not approve the PIPE proposal.

The Company, page 125

26.   You mention on pages 125 and 138 your belief that Lazydays' Tampa RV dealership is "the world's largest RV dealership . . . ." Please clarify what you mean by "largest" in this context (e.g., by acreage, by vehicles sold, etc.).

27.   Please revise to explain why the markets in which Lazydays operates are "key RV markets," as you state on pages 125, 128, and 130. Please also provide the basis for your statement on pages 125 and 138 that "Lazydays is known nationally as The RV Authority.™"

Company Strengths, page 125

28.   For all statements regarding industry leadership, please disclose the metric upon which each statement is based. We note, for example, your references to Lazydays' "industry leading brand" and "best-in-class customer experience" on pages 125 and 133, and its "leading market position" on page 128. Please also clarify how Lazydays' customer-focused business model is "unique," as you state on page 125.

29.   In the final paragraph of page 125, you mention Lazydays' "growing customer base." Please disclose quantitative information to provide context for this statement.

Beneficial Ownership of Securities, page 159

Security Ownership of Certain Beneficial Owners and Management of Holdco, page 159

30.   Please expand the table to provide separate disclosure for your Series A Convertible Preferred Stock. Refer to Item 403(a) of Regulation S-K, which refers to "any class of voting securities." Please also provide beneficial ownership information assuming maximum allowable redemptions.

31.   Please separately identify each Lazydays equity holder that will own 5% or more of any class of Holdco securities (under either scenario), or confirm to us that no Lazydays equity holder will own this amount.

Appraisal Rights, page 168

32.   You state here, "Neither Andina shareholders nor holders of Andina rights or warrants have appraisal rights under Cayman Islands law in connection with the Mergers." Given that the Transaction Merger is conditioned upon and will follow the Redomestication Merger, it appears that Holdco security holders, and not Andina security holders, will be voting upon the Transaction Merger. Please explain why Cayman Islands law controls the appraisal rights of Holdco shareholders who will vote on the Transaction Merger.

Financial Statements, page F-1

Lazy Days' R.V Center, Inc. and Subsidiaries Condensed Consolidated Financial Statements

Statements of Cash Flows, page F-37

33.   We note that you present repayments and borrowings on your floor plan notes payable on a net basis. Please tell us why you concluded that net presentation was more appropriate than gross presentation. We refer you to ASC 230-10-45-7 through 9.

Notes to Condensed Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-39

34.   Rule 5-03(b)(2) of Regulation S-X allows for merchandising organizations to make a policy election with regards to occupancy costs. Please disclose such policy.

Note 8 – Commitments and Contingencies

Transaction Incentive Bonus, page F-47

35.   Please disclose more detail regarding the plan that includes quantitative disclosure of potential cash awards. Please also tell us whether the pro forma balance sheet on page 86 reflects the estimated cash award and if not, explain why.

Lazy Days' R.V Center, Inc. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 – Debt, page F-75

36.   Please describe in more detail the most significant restrictions, if any, on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Exhibits

37.   Please file all contracts that Item 601(b)(10) of Regulation S-K requires, including the securities purchase agreements associated with the PIPE Investment, the material leases under which you hold four of your dealerships, and your employment agreements with Mr. Murnane, Ms. Berney, and any other named executive officer or director.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products